UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d—100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SAPIENT CORPORATION

(Name of Subject Company)

1926 MERGER SUB INC.

(Offeror)

PUBLICIS GROUPE S.A.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

803062108

(Cusip Number of Class of Securities)

Anne-Gabrielle Heilbronner Lahoud

General Secretary, Member of the Management Board

133 Avenue des Champs Elysées

Paris, 75008

France

+33-1-44-43-70-00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*       A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Publicis Groupe S.A., a French société anonyme (“Publicis”), to purchase all of the shares of common stock, par value $0.01 per share, of Sapient Corporation, a Delaware corporation (“Sapient”), that are issued and outstanding at a price of $25.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of November 1, 2014, by and among Merger Sub, Publicis and Sapient.

Notice to Investors

The tender offer for the outstanding shares of Sapient referenced in this presentation has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Publicis and Merger Sub will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Publicis and Merger Sub will file tender offer materials on Schedule TO, and thereafter Sapient will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF SAPIENT COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SAPIENT COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Sapient common stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available at no charge on the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Sapient, Publicis, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Sapient and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain the tender of a majority of the outstanding shares of Sapient common stock and regulatory approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls, among others. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Sapient’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Publicis’ annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

2

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Joint Press Release issued by Publicis and Sapient, November 3, 2014
Exhibit 99.2	Investor presentation materials, November 3, 2014
Exhibit 99.3	Transcript of November 3, 2014 Investor Conference Call
Exhibit 99.4	Tweets from November 3, 2014 by Publicis (@PublicisGroupe)
Exhibit 99.5	Facebook post from November 3, 2014 by Publicis

3